Exhibit (d)(11)

November 30, 2011

Mr. A. Lance Langford

4502 House of Lancaster

Austin, TX 78730

Re:	Amendment to Terms and Conditions of Your Continuing Employment

Dear Mr. Langford:

This letter is to confirm our recent discussions and mutual agreement to amend certain provisions of the terms and conditions (the “Terms and Conditions”) of your continuing employment with the Statoil organization following its combination with Brigham Exploration Company as set forth in that certain letter agreement (the “Agreement”) dated October 16, 2011 between you and Statoil. Unless expressly provided otherwise, capitalized terms in this letter shall have the meanings set forth in the Agreement.

1. Section 3(f) of the Terms and Conditions is hereby amended and restated in its entirety as follows:

f. Cash Retention Payments. Executive shall be eligible to receive four separate retention bonuses (each a “Retention Cash Bonus”) from Statoil, not to be deemed part of compensation for purposes of determining other executive benefits and/or severance benefits, as follows:

i.	Receive a one-time Retention Cash Bonus of four hundred thirty three thousand, three hundred thirty three dollars ($433,333.00), excluding all applicable withholding for federal, state and local payroll and all other taxes or withholdings applicable to Executive, payable within 30 days after the Start Date;

ii.	Receive a one-time Retention Cash Bonus of four hundred thousand dollars ($400,000.00), excluding all applicable withholdings for federal, state and local payroll and all other taxes or withholdings applicable to Executive, payable on March 1 following the calendar year in which the Start Date occurs, provided that Executive has remained continuously employed by Statoil between the Start Date and such date of payment;

A. Lance Langford

November 30, 2011

iii.	Receive a one-time Retention Cash Bonus of eight hundred thirty three thousand, three hundred thirty three dollars ($833,333.00), excluding all applicable withholding for federal, state and local payroll and all other taxes or withholdings applicable to Executive, payable within 30 days after the first anniversary of the Start Date, provided that Executive has remained continuously employed by Statoil between the Start Date and such first anniversary; and

iv.	Receive a one-time Retention Cash Bonus of eight hundred thirty three thousand, three hundred thirty four dollars ($833,334.00), excluding all applicable withholding for federal, state and local payroll and all other taxes or withholdings applicable to Executive, payable within 30 days after the second anniversary of the Start Date, provided that Executive has remained continuously employed by Statoil between the Start Date and such second anniversary.

2. Paragraph 3 of Executive’s Change of Control Agreement with Brigham Exploration Company (the “COC Agreement”) provides that amounts otherwise owed to Executive under Paragraphs 1(a) and 1(b) of the COC Agreement shall be reduced in certain circumstances to minimize the adverse effect on Executive of certain excise taxes owed under Section 4999 of the Code, but such provision does not provide for any reduction to payments arising from other plans, agreements or arrangements, including the Terms and Conditions. Executive and Statoil wish to extend such provision to also apply to a portion of the payments provided under the Terms and Conditions and, therefore, Section 3(f) of the Terms and Conditions is hereby amended by adding the following subsection to the end thereof:

v. Notwithstanding the preceding subsections of this Section 3(f) of the Terms and Conditions, if the total sum of (i) the payments and benefits to be paid or provided to (or with respect to) Executive under the Terms and Conditions and under the Change of Control Agreement by and between Brigham Exploration Company (“Brigham”) and Executive (the “Change of Control Agreement”) which are considered to be “parachute payments” within the meaning of Section 280G of the Code and (ii) any other payments and benefits which are considered to be “parachute payments,” as so defined, to be paid or provided to (or with respect to) Executive by Statoil, Brigham, or a member of Statoil’s or Brigham’s affiliated group (within the meaning of Section 280G(d)(5) of the Code) (the “Total Amount”) exceeds the amount Executive can receive without having to pay excise tax with respect to all or any portion of such payments or benefits under Section 4999 of the Code (the “Reduced Amount”), then in addition to the reductions to the amounts payable to Executive pursuant to Paragraphs 1(a) and 1(b) of the Change of Control Agreement, the amounts payable to Executive pursuant to Section 3(f)(i)

A. Lance Langford

November 30, 2011

and 3(f)(ii) of the Terms and Conditions shall be reduced to the greater of zero or the highest amount which would not result in Executive having to pay excise tax with respect to any payments and benefits under Section 4999 of the Code unless such reduction would not be sufficient to avoid payment of such excise tax, in which event no reduction shall be made, it being intended that the reduction shall only apply if it would actually result in Executive not having to pay excise tax with respect to any payment and benefits described in subsections (i) and (ii) above under Section 4999 of the Code; provided, however, that in the event that the Reduced Amount minus any and all applicable federal, state and local taxes (including but not limited to income and employment taxes imposed by the Code) is less than the Total Amount minus any and all applicable federal, state and local taxes (including but not limited to income and employment taxes imposed by the Code and excise taxes applicable to such payments under Section 4999 of the Code), then the reduction of the amount payable to Executive under Paragraphs 1(a) and 1(b) of the Change of Control Agreement and the amount payable to Executive under Sections 3(f)(i) and 3(f)(ii) of the Terms and Conditions provided for in the preceding provisions of this Section shall not be made. Notwithstanding the foregoing, the reduction of the amount payable to Executive under Paragraphs 1(a) and 1(b) of the Change of Control Agreement and the amount payable to Executive under Sections 3(f)(i) and 3(f)(ii) of the Terms and Conditions, if applicable, shall be made by first reducing the amount payable under Paragraph 1(a)(i) of the Change of Control Agreement, then, if needed, by reducing the amount payable under Section 3(f)(i) of the Terms and Conditions, then by reducing the amount payable under Section 3(f)(ii) of the Terms and Conditions, then, if needed, such additional payments that are not subject to Section 409A of the Code. The determination as to whether any such reduction in the amount of the payments under the Change of Control Agreement and/or the Terms and Conditions is necessary shall be made in a reasonable manner by Statoil in good faith. If a payment is made pursuant to Section 3(f)(i) or 3(f)(ii) of the Terms and Conditions and, through error or otherwise, that payment exceeds the amount that should have been paid pursuant to the preceding provisions of this Section 3(f)(v), then Executive shall immediately repay such excess to Statoil upon notification that an overpayment has been made. Nothing in this Section 3(f)(v) shall require Statoil to be responsible for, or have any liability or obligation with respect to, Executive’s excise tax liabilities under Section 4999 of the Code.

3. Except as otherwise specifically set forth herein, all other terms and conditions of the Terms and Conditions shall remain in full force and effect.

IN WITNESS WHEREOF, Statoil and Executive have executed this Amendment to the Terms and Conditions, effective for all purposes as provided above.

STATOIL		EXECUTIVE

By:	/s/ William V. Maloney	/s/ A. Lance Langford
	William V. Maloney	A. Lance Langford
President

By:	/s/ James J. Tastard
James J. Tastard Vice President, Human Resources, DPNA